NO ACT

P.E.
02/05/2016

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Received SEC

FEB 29 2016

Washington, DC 20549

DIVISION OF
CORPORATION FINANCE

16004219

February 29, 2016

Act: 1934
Section:
Rule: 14a-8 (OPS)
Public
Availability: 2-29-16

Reg Thompson
Netflix, Inc.
rthompson@netflix.com

Re: Netflix, Inc.
Incoming letter dated February 5, 2016

Dear Mr. Thompson:

This is in response to your letter dated February 5, 2016 concerning the shareholder proposal submitted to Netflix by Myra K. Young. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

February 29, 2016

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Netflix, Inc.
Incoming letter dated February 5, 2016

The proposal requests that the board take the steps necessary so that each voting requirement in Netflix's charter and bylaws that calls for a greater than simple majority vote be eliminated and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws.

We are unable to concur in your view that Netflix may exclude the proposal under rule 14a-8(c). In our view, the proponent has submitted only one proposal. Accordingly, we do not believe that Netflix may omit the proposal from its proxy materials in reliance on rule 14a-8(c).

We are unable to concur in your view that Netflix may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Netflix may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Adam F. Turk
Special Counsel

**DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS**

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

NETFLIX

February 5, 2016

Via E-mail (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: Netflix, Inc.
Stockholder Proposals Submitted by Myra K. Young
Securities Exchange Act of 1934 – Rule 14a-8

Ladies and Gentlemen:

I am writing to notify the Securities and Exchange Commission (the "**Commission**") that Netflix, Inc. (the "**Company**" or "**Netflix**") intends to exclude from its proxy materials for its 2016 Annual Meeting of Stockholders (the "**2016 Proxy Materials**") the precatory stockholder proposals set forth below (the "**Proposals**"), which were received from Myra K. Young (the "**Proponent**"). The Proponent has designated John Chevedden to receive all correspondence on her behalf regarding the Proposals. The Proposals request that (i) the board of directors (the "**Board**") take the steps necessary to replace provisions in the certificate of incorporation and bylaws of the Company calling for a vote greater than a simple majority be replaced with a requirement for a majority of the votes cast, or simple majority vote, as required by law and (ii) the Company's Board commit to spend up to $10,000 or more on means, such as special solicitations, as needed in a good faith best effort to obtain the high vote required for passage as a binding company proposal.

The Company respectfully requests that the staff of the Division of Corporation Finance (the "**Staff**') not recommend to the Commission any enforcement action if the Company excludes the Proposals from the 2016 Proxy Materials pursuant to Rule 14a-8(i)(7) under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), on the basis that the Proposals relate to Netflix's ordinary business operations, and Rule 14a-8(c) under the Exchange Act, on the basis that the Proposals constitute two distinct and separate proposals embedded in one resolution.

Copies of the Proposals, as well as all related correspondence between Netflix and the Proponent, are attached hereto as Exhibit A. In accordance with Rule 14a-8(j) under the Exchange Act and Staff Legal Bulletin No. 14D ("**SLB 14D**"), Netflix has filed this letter and attachments electronically with the Commission not later than 80 calendar days before Netflix expects to file its definitive 2016 Proxy Materials with the Commission, and has concurrently sent copies of this letter and attachments electronically to the designated representative of the Proponent.

I. THE PROPOSALS

The pertinent part of the Proposals and supporting statement are as follows:

RESOLVED, Shareholders request that our board take the steps necessary so that each voting requirement in our charter and bylaws that calls for a greater than simple majority vote be eliminated, and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws. This proposal includes that our board fully support this proposal topic and commit to spend up to $10,000 or more on means, such as special solicitations, as needed in a good faith best effort to obtain the super-high vote required for passage as a binding company proposal.

Shareowners are willing to pay a premium for shares of corporations that have excellent corporate governance. Supermajority voting requirements have been found to be one of six entrenching mechanisms that are negatively related to company performance according to "What Matters in Corporate Governance" by Lucien Bebchuk, Alma Cohen and Allen Ferrell of the Harvard Law School. Supermajority requirements are arguably most often used to block initiatives supported by most shareowners but opposed by a status quo management.

This proposal topic won from 74% to 88% support at Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy, McGraw-Hill and Macy's. Currently a 1%-minority can frustrate the will of our 66%-shareholder majority.

The proposal is particularly important because Netflix shareholders supported 4 governance improvement proposals at our 2013 annual meeting:

73%-vote for Independent Board Chairman, sponsored by the Comptroller, City of New York.
81%-vote for a Simple Majority Vote Standard, sponsored by John Chevedden.
81%-vote for Majority Voting for Directors, sponsored by the California State Teachers' Retirement System.
88%-vote for Annual Election of Each Director, sponsored by the Florida State Board of Administration.

Netflix shareholders also supported 3 governance improvement proposals at our 2014 annual meeting:

80%-vote for poison pill restrictions, sponsored by John Chevedden.
82%-vote for Annual Election of Each Director, sponsored by the Florida State Board of Administration.

82%-vote for Majority Voting for Directors, sponsored by United Brotherhood of Carpenters.

Meanwhile 5 Netflix directors each received more than 48% in negative votes and 3 shareholder proposals each received 71% to 80% shareholder support at our 2015 annual meeting. Please vote to protect shareholder value:

II. EXCLUSION OF THE PROPOSALS

A. Bases for Exclusion of the Proposals

As discussed more fully below, the Company believes that it may properly omit the Proposals from its 2016 Proxy Materials in reliance on the following paragraphs of Rule 14a-8:

- Rule 14a-8(i)(7), as the Proposals deal with matters relating to the Company's ordinary business operations; and
- Rule 14a-8(c), as the resolution included in the Proposals constitutes two separate and distinct proposals, and despite proper notice, the Proponent has failed to correct the procedural deficiency.

B. The Proposals May Be Excluded in Reliance on Rule 14a-8(i)(7), as They Deal With Matters Relating to Netflix's Ordinary Business Operations

Overview of the "Ordinary Business" Exclusion

A company is permitted to omit a shareholder proposal from its proxy materials under Rule 14a-8(i)(7) if the proposal deals with a matter relating to the company's ordinary business operations. In Commission Release No. 34-40018 (May 21, 1998) (the "**1998 Release**"), the Commission stated that the underlying policy of the "ordinary business" exception is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." The Commission further stated in the 1998 Release that this general policy rests on two central considerations. The first is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." In this regard, the Commission noted that "[e]xamples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers." The second consideration relates to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

For the reasons set forth below, Netflix believes the Proposals are excludable under Rule 14a-8(i)(7) because they implicate both considerations referenced in the 1998 Release.

The Proposals deal with fundamental matters that are not appropriate for stockholder oversight — decisions regarding how the Company spends its corporate funds.

Decisions regarding how the Company should spend its corporate funds are fundamental to the day-to-day operations of the Company. The sources and uses of the Company's funds are determined on a daily basis by management which has at its disposal the information necessary for it to make informed decisions on the appropriateness of its spending in meeting corporate goals and initiatives. In granting no-action relief in *R.J. Reynolds Industries* (November 24, 1975), the Staff stated "[the proposal] deals with the company's finances (specifically management of debt), a matter that necessarily involves the ordinary operations of the company." Following the logic of the Staff in *R.J. Reynolds Industries*, statements in the Proposals regarding how much of the Company's corporate funds the Board should expend to support a binding proposal to eliminate supermajority provisions in the Company's certificate of incorporation and bylaws and replace them with provisions requiring either a majority of votes cast or simple majority vote as required by applicable laws also necessarily implicates the day-to-day operations of the Company, a matter that should not be within the purview of the Company's stockholders.

The Proposals do not raise significant policy issues that transcend the Company's day-to-day business.

The 1998 Release provides that a shareholder proposal may not be excluded pursuant to Rule 14a-8(i)(7), despite its interference with the ordinary business matters of a company, when it raises "significant policy issues" that "transcend the day-to-day business matters" of a company. The Proposals relate in part to the spending of up to $10,000 or more of the Company's corporate funds on one or more means, such as special solicitations, as needed in a good faith best effort to obtain the high vote required for passage of a binding proposal to eliminate supermajority provisions in the Company's certificate of incorporation and bylaws and replace them with provisions requiring either a majority of votes cast or simple majority vote as required by applicable laws. This does not raise significant policy issues that transcend Netflix's day-to-day business of providing over 75 million streaming members in over 190 countries with more than 125 million hours of TV shows and movies per day over the Company's Internet television network. It cannot be argued that the Proposals involve a social policy issue of the type which the Division of Corporation Finance focused on in reversing the *Cracker Barrel Old Country Stores, Inc.* no-action decision (Oct. 13, 1992) in the 1998 Release, and thus the significant policy exclusion articulated by the Staff in the 1998 Release should not be applicable to the Proposals.

The Proposals seek to "micro-manage" decisions about complex matters upon which stockholders are not in a position to make an informed judgment.

One of the proposals included in the Proposals seeks to "micro-manage" the Company by interfering with day-to-day ordinary business decisions appropriately left to the purview of management and the board of directors and over which the stockholders of the Company cannot make an informed judgment (i.e., how the Company spends its corporate funds). Certain tasks are so essential to management's ability to run a business that they could not, as a practical matter, be subject to the direct oversight of stockholders. When proposals seek to probe too deeply into complex matters for which shareholders, as a group, would not be in a position to make an informed judgment, the proposals are micro-managing the company and, therefore, are excludable pursuant to Rule 14a-8(i)(7).

Companies have excluded, with the Staff's concurrence, proposals trying to "micro-manage" portions of a company's ordinary business operations and spending. *See Vishay Intertechnology, Inc.* (March 28, 2008) (concurring that the company could exclude a shareholder proposal requesting that the company pay off an existing convertible note); *R.J. Reynolds Industries, Inc.* (November 24, 1975).

Because the Proposals seek to micro-manage the amount (up to $10,000 or more) and allocation of spending of corporate funds in a specific area of the business, it is clear that the Proposals are of the type that Rule 14a-8(i)(7) permits the Company to exclude. The Proposals relate to the spending of corporate funds which is inherently part of the ordinary business operations of the Company, better left to the informed judgment of Company's management rather than micro-managed by shareholders.

As such, these Proposals should be excluded in their entirety under Rule 14a-8(i)(7).

C. The Proposals May Be Excluded Under Rule 14a-8(c) Because they Contain Multiple Proposals, and the Proponent has Failed to Cure the Procedural Deficiency Despite Proper Notice

The Proposals may be properly omitted from the 2016 Proxy Materials because they constitute multiple proposals in violation of Rule 14a-8(c). Rule 14a-8(c) provides that "[e]ach shareholder may submit no more than one proposal to a company for a particular shareholders' meeting." If a stockholder submits multiple proposals, causing such submission to be procedurally deficient, Rule 14a-8(f) of the Exchange Act requires the company to notify the proposing shareholder 14 days from the time it receives the proposal. Rule 14a-8(f) also provides that the shareholder proponent has 14 days from the day it receives notice of the procedural deficiency from the company under Rule 14a-8(f) to cure the deficiency.

The Company received the Proposals from the Proponent on December 23, 2015. On January 5, 2016, the Company notified the Proponent that the Proposals were deficient under Rule 14a-8(c) and informing the Proponent that it had 14 days from its receipt of the notice to cure the deficiency. The Company did not receive a revised proposal from the Proponent curing the deficiency under Rule 14a-8(c) within such 14-day period nor as of the date of this letter. Because the Proponent did not cure the deficiency within 14 days of its receipt of the deficiency notice from the Company, the Company requests that the Staff concur in its view that the Proposals may properly be omitted from the 2016 Proxy Materials.

NETFLIX

A shareholder proposal with multiple components constitutes multiple proposals, and therefore violates Rule 14a-8(c), unless the separate components of the proposal "are closely related and essential to a single well-defined unifying concept" (Commission Release No. 34-12999, November 22, 1976) (the "**1976 Release**"). The Staff has granted no-action relief where a proponent sought inclusion of proposals whose elements appeared superficially related but were in fact distinct. Examples include: *HealthSouth Corporation* (March 28, 2006) (proposal to grant shareholders the power to increase the size of the board and to fill any director vacancies created by such an increased deemed to be more than one proposal); *BostonFed Bancorp, Inc.* (March 5, 2001) (proposal to alter charter and bylaws to remove restrictions relating to various shareholder rights was excludable); *Storage Tech Corp.* (February 22, 1996) (proposal calling for immediate resignation of chief executive officer and disclosure of his severance arrangements was excludable); *American Electric Power* (January 2, 2001) (proposal constituted multiple proposals despite the proponent's argument that all of the actions were about the governance of AEP); *Duke Energy Corp.* (February 27, 2009) (proposal to impose director qualifications, to limit director pay and to disclose director conflicts of interest despite the fact that the proponent claimed all three elements related to director accountability); *PG&E Corp.* (March 11, 2010) (concurring in the exclusion of a proposal asking that, pending completion of certain studies, the company (i) mitigate potential risks encompassed by those studies, (ii) defer any request for or expenditure of public or corporate funds for license renewal at the site and (iii) not increase production of certain waste at the site beyond the levels then authorized, despite the proponent's argument that the steps in the proposal would avoid circumvention of state law in the operation of a specific power plant).

Like the proposals in the precedent discussed above, the Proposals contains multiple elements requiring separate and distinct actions that are not essential to a well-defined unifying concept. Here, the Proposals contains two distinct and separate proposals that (i) the Company take the steps necessary to eliminate supermajority provisions in the Company's certificate of incorporation and bylaws and replace them with provisions requiring either a majority of votes cast or simple majority vote as required by applicable laws and (ii) the Company's Board commit to spend up to $10,000 or more on means, such as special solicitations, as needed in a good faith best effort to obtain the high vote required for passage as a binding company proposal. The first proposal in the Proposals consists of three integral components that the Board approve an amendment to the Company's Certificate of Incorporation and Bylaws to eliminate supermajority provisions and replace them with provisions requiring a majority of the votes cast or a simple majority vote, to recommend such amendment to the Certificate of Incorporation to the Company's stockholders and include a proposal to amend the Company's Certificate of Incorporation in the Company's proxy statement. The second proposal included in the Proposals consists of two integral components that the Board support the amendment to the Company's Certificate of Incorporation and second that the Board commit to spend $10,000 or more on a mean or means to obtain the high vote required for the stockholder to adopt such an amendment.

The Board committing to spending of a certain sum of money to obtain stockholder approval of an amendment to the Company's Certificate of Incorporation is a separate and distinct proposal from the Company taking actions legally required to take the steps necessary to eliminate supermajority provisions in the Company's certificate of incorporation and bylaws and replace them with provisions

NETFLIX

requiring either a majority of votes cast or simple majority vote as required by applicable laws. It cannot be successfully argued that committing such specified sum of money is "essential" to a single well-defined unifying concept required under the 1976 Release. Moreover, the Proponent has historically submitted substantially similar proposals without the spending component being included in the resolution to be adopted by stockholders, so it is difficult to argue that the spending request is an essential component of the Proposal. See for example the proposals included in the definitive proxy statements for Marriott International, Inc. (filed with the Commission on April 4, 2014), Netflix, Inc. (filed with the Commission on April 27, 2015) and NextEra Energy, Inc. (filed with the Commission on April 4, 2014). As such, due to the fact that the Proponent failed to remedy the procedural deficiency in the Proposals within the time frame contemplated by Rule 14a-8(f), the Proposals should be excluded in its entirety under Rule 14a-8(c).

III. CONCLUSION

Based on the foregoing, the Company respectfully requests that the Staff confirm that it will not recommend to the Commission any enforcement action if the Company excludes the Proposals from the 2016 Proxy Materials.

If the Staff has any questions regarding this request or requires additional information, please contact me at (408)-540-3700 or at rthompson@netflix.com. We also request that, in accordance with Rule 14a-8(k) and SLB 14D, the Proponents concurrently provide the Company with any correspondence submitted to the Commission.

Sincerely,

Reg Thompson
Associate General Counsel

cc: John Chevedden (via e-mail)
David Hyman, Esq.

NETFLIX

EXHIBIT A

*** FISMA & OMB Memorandum M-07-16 ***

Mr. David Hyman
Corporate Secretary
Netflix, Inc. (NFLX)
100 Winchester Circle
Los Gatos CA 95032
PH: 408 540-3700

Dear Corporate Secretary,

I am pleased to be a shareholder in Netflix, Inc. (NFLX) and appreciate the leadership our company has shown. However, I also believe Netflix has unrealized potential that can be unlocked through low or no cost corporate governance reform.

I am submitting a shareholder proposal for a vote at the next annual shareholder meeting. The proposal meets all Rule 14a-8 requirements, including the continuous ownership of the required stock value for over a year and I pledge to continue to hold the required amount of stock until after the date of the next shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

This letter confirms that I am delegating John Chevedden to act as my agent regarding this Rule 14a-8 proposal, including its submission, negotiations and/or modification, and presentation at the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden *** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 *** to facilitate prompt communication. Please identify me as the proponent of the proposal exclusively.

Your consideration and the consideration of the Board of Directors is appreciated in responding to this proposal. Please acknowledge receipt of my proposal promptly by *** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,

Myra K. Young

December 21, 2011
Date

cc: Carole Payne <cpayne@netflix.com>
FX: 408-317-0334
Reg Thompson <rthompson@netflix.com>
Lilly Guadarrama <lguadarrama@netflix.com>
FX: 408-540-3737

cc: John Chevedden

[NFLX: Rule 14a-8 Proposal, December 23, 2015]

Proposal [4] – Simple Majority Vote

RESOLVED, Shareholders request that our board take the steps necessary so that each voting requirement in our charter and bylaws that calls for a greater than simple majority vote be eliminated, and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws. This proposal includes that our board fully support this proposal topic and commit to spend up to $10,000 or more on means, such as special solicitations, as needed in a good faith best effort to obtain the super-high vote required for passage as a binding company proposal.

Shareowners are willing to pay a premium for shares of corporations that have excellent corporate governance. Supermajority voting requirements have been found to be one of six entrenching mechanisms that are negatively related to company performance according to "What Matters in Corporate Governance" by Lucien Bebchuk, Alma Cohen and Allen Ferrell of the Harvard Law School. Supermajority requirements are arguably most often used to block initiatives supported by most shareowners but opposed by a status quo management.

This proposal topic won from 74% to 88% support at Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy, McGraw-Hill and Macy's. Currently a 1%-minority can frustrate the will of our 66%-shareholder majority.

The proposal is particularly important because Netflix shareholders supported 4 governance improvement proposals at our 2013 annual meeting:
73%-vote for Independent Board Chairman, sponsored by the Comptroller, City of New York.
81%-vote for a Simple Majority Vote Standard, sponsored by John Chevedden.
81%-vote for Majority Voting for Directors, sponsored by the California State Teachers' Retirement System.
88%-vote for Annual Election of Each Director, sponsored by the Florida State Board of Administration.

Netflix shareholders also supported 3 governance improvement proposals at our 2014 annual meeting:
80%-vote for poison pill restrictions, sponsored by John Chevedden.
82%-vote for Annual Election of Each Director, sponsored by the Florida State Board of Administration.
82%-vote for Majority Voting for Directors, sponsored by United Brotherhood of Carpenters.

Meanwhile 5 Netflix directors each received more than 48% in negative votes and 3 shareholder proposals each received 71% to 80% shareholder support at our 2015 annual meeting. Please vote to protect shareholder value:

Simple Majority Vote – Proposal [4]

Notes:
Myra K. Young, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal. The title is intended for publication.

If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication based on its own discretion, please obtain a written agreement from the proponent.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).

The stock supporting this proposal will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email

*** FISMA & OMB Memorandum M-07-16 ***

TD Ameritrade

NFLX
Post-it® Fax Note 7671

Date 1-3-16	# of pages ▶
To Carole Payne	From John Chevedden
Co./Dept.	Co.
Phone #	Phone # *** FISMA & OMB Memorandum M-07-16 ***
Fax # 408-540-3737	Fax #

12/26/2015

Myra K Young

*** FISMA & OMB Memorandum M-07-16 ***

Re: Your TD Ameritrade Account Ending in *** FISMA & OMB Memorandum M-07-16 ***

Dear Myra K Young,

Pursuant to your request, this letter is to confirm that as of the date of this letter, Myra K. Young held, and had held continuously for at least thirteen months, 700 shares of Netflix Inc. (NFLX) common stock in her account ending in *** FISMA & OMB Memorandum M-07-16 *** at TD Ameritrade. The DTC clearinghouse number for TD Ameritrade is 0188.

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

William Walker

William Walker
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

Market volatility, volume, and system availability may delay account access and trade executions.

NETFLIX

January 5, 2016

<u>Via Electronic Mail</u>

Myra K. Young
c/o John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Re: Stockholder Proposals Under Rule 14a-8

Dear Mr. Chevedden:

We have received the letter from Myra K. Young (the "Proponent") dated December 21, 2011 (the "Proposal Letter") and received by Netflix, Inc. ("we", "us" or the "Company") on December 23, 2015 requesting that we direct future correspondence regarding the Proposal Letter to your attention.

We note that the Proposal Letter contained two distinct proposals embedded in one resolution in violation of Rule 14a-8(c) of the Exchange Act, the text of which provides "(c) Question 3: How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting." The first proposal in the Proposal Letter is a precatory proposal that requests the board to take the steps necessary so that each voting requirement in our charter and bylaws that calls for a greater than simple majority vote be eliminated. The second proposal in the Proposal Letter requests the board to support the proposal topic and spend up to $10,000 or more on means, such as special solicitations, as needed in a good faith best effort to obtain the super-high vote required for passage as a subsequent binding company proposal.

We further bring to your attention that the Proposal Letter is dated more than four years ago. We assume this is an oversight that will be corrected with the Proponent's revised proposal.

The text of Rule 14a-8(b) is attached hereto for your reference. Pursuant to Rule 14a-8(f) of the Exchange Act, the Proponent has 14 days from receipt of this letter to respond to this letter and cure the deficiencies described above.

Lastly, please note that these proposals were submitted via email and fax. The Staff of the Securities and Exchange Commission has published legal bulletins regarding proper submission of shareholder proposals. As provided in Staff Legal Bulletin No. 14:

NETFLIX

c. How does a shareholder know where to send his or her proposal?

The proposal must be received at the company's principal executive offices. Shareholders can find this address in the company's proxy statement. If a shareholder sends a proposal to any other location, even if it is to an agent of the company or to another company location, this would not satisfy the requirement.

The address of Netflix, Inc.'s principal executive office is: Netflix, Inc., 100 Winchester Circle, Los Gatos, California 95032, Attention: Secretary.

While we have accepted your proposals submitted by email and fax in the past, and will again this year, please note that in the future, failure to follow the proper procedures for submitting a stockholder proposal may result in the proposal being excluded from the Proxy Statement.

Sincerely,

Netflix, Inc.

Reg Thompson /cp

Reg Thompson
Assistant Secretary